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July 14, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Eric Envall
David Lin
Kate Tillan
Mark Brunhofer

Re:	Hut 8 Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 13, 2023
File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on June 13, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

July 14, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	Please update the table of Currency and Exchange Rate Data provided after your prospectus cover page for March 31, 2023.

The Company respectfully acknowledges the Staff’s comment and has updated the table under the heading Currency and Exchange Rate Data.

The Business Combination

Certain Projected Financial Information Utilized by Hut 8’s Financial Advisors, page 98

2.	We note your added disclosure of shared projections in response to comment 5, including your statements on pages 99, 101 and 103 that the “summaries of these projections...are not intended to influence any securityholder’s decision to vote or otherwise act in favor of the Business Combination or any other proposal.” Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the registration statement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 99, 102, and 104.

3.	We note your disclosure on pages 100 and 104 regarding certain material assumptions made in arriving at Hut 8’s and New Hut’s projected financial information. Please address the following points in your next amendment or response:
•	The financial projections assume that Hut 8’s North Bay site would come back online in April 2023. Please expand your disclosure to clarify, if true, that this assumption was not met. In this regard, we note Hut 8’s disclosure that the North Bay facility was not in operation as of the date of its MD&A for the three months ended March 31, 2023, included as Exhibit 99.3 on Form 6-K dated May 11, 2023.

Securities and Exchange Commission

July 14, 2023

•	You also disclose that the projections were based upon the assumption that all other Hut 8 mining sites would be operating and upon regionally available historic information for each site’s cost of power assumptions. However, we note your disclosure on page 141 that the Drumheller site is currently operating at approximately 15% of its installed hashrate due to equipment failures caused by electrical issues, which have materially reduced operations, and that the “electrical issues at the Drumheller site have been compounded by high energy rates which further increased curtailment at the site.” We also note your disclosure on Form 6-K dated June 9, 2023 that the repair and restoration of the Drumheller site’s equipment continues, but progress in bringing the equipment back online has been slower than expected given frequent curtailments and hardware failures due to power surges. Considering (i) the materially reduced operations at the Drumheller site, (ii) the status of the North Bay site, as noted in the first bullet, and (iii) the material amount of time that has passed since these projections were prepared, please tell us whether the projections still reflect management’s views on future performance and whether you intend to revise the forecasts to reflect the occurrence of future events. Please also address the substance of this comment with regards to USBTC’s projected financial information, as disclosed on pages 101 - 103, to the extent applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 100, 101, 103, 105 and 106. The Company respectfully submits that the financial projections were prepared by management of Hut 8 and USBTC, respectively, based on information available in January 2023 and therefore only reflect the parties' views as of that date.

Notwithstanding the fact that projections by definition are inherently uncertain and are based on a variety of assumptions, the Company has determined to provide supplemental disclosure in order to facilitate enhanced investor understanding of the parties' business in light of recent developments since the time the projections were prepared. Specifically, the Company has revised the disclosure to supplementally address the potential impact on the financial projections of the remediation efforts at Hut 8’s Drumheller site, the continued shut down of Hut 8’s North Bay site and Hut 8’s attempt to relocate and re-energize the miners from Hut 8's North Bay site at a different location, delay’s in Hut 8’s expansion capital expenditures, the deferral of the restart of Hut 8’s yield enhancement program, and, with respect to both Hut 8 and USBTC, that the average price of Bitcoin and the Bitcoin total network hash rate have increased to levels higher than what was assumed when the projected financial information was prepared in January 2023. Additionally, the Company has added disclosure acknowledging that the projections are subject to greater uncertainty given (i) the passage of time since they were first formulated, and (ii) broader market volatility in the digital asset markets. As disclosed on pages 101, 103 and 106 Hut 8 and USBTC’s management do not believe that the projected financial information included herein should be relied upon as a current forecast of the near-term results that Hut 8 and USBTC may achieve.

The Company respectfully advises the Staff that while the projections may not necessarily reflect management’s current views on future performance, neither Hut 8 nor USBTC intend to revise the forecasts to reflect the occurrence of these or any other future events, as the projections were not prepared with a view toward ongoing public disclosure and both Hut 8 and USBTC management believe that the recent events described above are likely to only impact certain near-term projections. The Company confirms that these developments have not affected the recommendations of the boards of directors of Hut 8 or USBTC as to how securityholders should act with respect to the proposed Business Combination.

Securities and Exchange Commission

July 14, 2023

4.	As a related matter, we note your disclosure that Hut 8’s and New Hut’s financial projections assume that “Hut 8 will restart its yield enhancement program in the second half of 2023, putting 2,000 Bitcoin on loan at a 3.0% yield to generate additional income.” Please expand your disclosure, where appropriate, to provide a materially complete description of the yield enhancement program and explain how the program will operate, including, without limitation, adding disclosure regarding:
•	What the Bitcoin lending arrangements specifically entail, the material obligations of the parties, the duration thereof and the termination provisions;
•	Any procedures for custodying the company’s Bitcoin lent thereunder;
•	How and when the 3.0% yield will be earned; and
•	Identification of the prospective counterparties, if known.

Also please revise to add separate risk factor disclosure for the risks attendant to your plans to restart the yield enhancement program, including, without limitation, any related Bitcoin custody and counterparty risks and update your disclosure to address the substance of prior comments 18 and 19 in our letter dated March 23, 2023 in light of such plans, including under the subsection headed “Impact of Market Disruption” on page 142 and the related risk factor on page 40.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 40 and the disclosure on pages 140 and 144 to discuss any future yield enhancement program.

Accounting Treatment of the Business Combination, page 108

5.	We acknowledge your response to comment 6. Please respond to the following:
•	Tell us why your response assumes the acceleration of 887,230 USBTC options at the closing of the Transaction (595,864 options on combined basis). Tell us whether all compensation related to the accelerated vesting is included in pro forma adjustments given that this amount of shares is greater than those associated with comment 14 from our May 19, 2023 letter.
•	For the USBTC options that are unvested and not included as share equivalents, please provide us with the vesting terms of those options.
•	Tell us why you did not consider Hut 8’s restricted stock units as share equivalents. Tell us the vesting terms of the restricted stock units, including specifically how many vest by quarter through the end of 2024. Tell us the attributes of the holders of the instruments (e.g., board members, executive management, etc.).
•	For the June 30, and July 31, 2023 tables, tell us why you assume the issuance of 1,638,412 shares of USBTC common stock prior to the closing of the Transaction (1,100,357 on a combined basis).
•	Tell us the anticipated terms of each of the planned board of directors members. Explain whether there are any designated terms and the impact on your analysis of anyone expected to leave the board over the next two years.
•	Tell us the status of any employment agreement negotiations for each of your identified executive officers. Tell us why no employment agreements with the identified executives have been negotiated prior to the completion of this transaction.

Securities and Exchange Commission

July 14, 2023

The Company acknowledges the Staff’s comment and notes the following in respect of the bullet-point items:

A.	Acceleration of USBTC Options

Certain USBTC Options include acceleration provisions for any unvested USBTC Options thereunder upon the occurrence of certain “go public” events, including the proposed Business Combination. As the closing of the Business Combination will trigger the acceleration of any unvested USBTC Options as of the closing date under such acceleration provisions, these USBTC Options will become vested and have been included in the below calculation of “share equivalents that are in-the-money and vested.” All compensation related to the vesting upon acceleration is incorporated into the pro forma adjustment.

The below tables show the expected share ownership following the completion of the Business Combination, calculated based on the outstanding securities of Hut 8 and USBTC as at July 12, 2023 and projected as of July 31, 2023 when assuming that the Business Combination is consummated on those respective dates:

As of July 12, 2023	Hut 8	USBTC	Hut 8 Corp.
Common stock	44,338,342	44,161,670(1)	88,500,012
Percentage of Common stock ownership	50.10%	49.90%
Share equivalents that are in-the-money and vested	73,695 (2)	1,184,711 (3)	1,258,406
Common stock and share equivalents that are in-the-money and vested	44,412,037	45,346,381	89,758,418
Percentage of Common stock and share equivalents that are in-the-money and vested	49.48%	50.52%
Share equivalents that are either unvested and/or out-of-the-money	1,504,560 (4)	3,350,579 (5)	4,855,139

Notes:

1.	Assumes the issuance of 1,441,912 shares of USBTC common stock prior to the closing of the Business Combination described in Section 5.D below, adjusted by the USBTC Exchange Ratio.
2.	Consists of the 368,477 Hut 8 DSUs adjusted by the Hut 8 Exchange Ratio.
3.	Consists of the 897,723 vested USBTC Options, and assumes the acceleration of 866,290 USBTC Options at the closing of the Business Combination as described above, all as adjusted by the USBTC Exchange Ratio.
4.	Consists of: (i) 7,398,325 unvested Hut 8 RSUs; (ii) 115,000 out-of-the-money vested Hut 8 Options; (iii) 9,477 out-of-the-money Warrants of Hut 8, all as adjusted by the Hut 8 Exchange Ratio.
5.	Consists of 4,988,950 unvested USBTC Options, adjusted by the USBTC Exchange Ratio.

As of July 31, 2023	Hut 8	USBTC	Hut 8 Corp.
Common stock	44,338,342	44,161,670 (1)	88,500,012
Percentage of common stock ownership	50.10%	49.90%
Share equivalents that are in-the-money and vested	73,695 (2)	1,189,359 (3)	1,263,054
Common stock and share equivalents that are in-the-money and vested	44,412,037	45,351,029	89,763,066
Percentage of common stock and share equivalents that are in-the-money and vested	49.48%	50.52%
Share equivalents that are either unvested and/or out-of-the-money	1,504,560 (4)	3,340,968 (5)	4,845,528

Notes:

1.	Assumes the issuance of 1,441,912 shares of USBTC common stock prior to the closing of the Business Combination as described in Section 5.D below, adjusted by the USBTC Exchange Ratio.
2.	Assumes 368,477 Hut 8 DSUs vested, adjusted by the Hut 8 Exchange Ratio.

Securities and Exchange Commission

July 14, 2023

3.	3. Consists of the 912,643 vested USBTC Options, and assumes the acceleration of 858,290 USBTC Options at the closing of the Business Combination as described above, all as adjusted by the USBTC Exchange Ratio.
4.	Consists of: (i) 7,398,325 unvested Hut 8 RSUs; (ii) 115,000 out-of-the-money vested Hut 8 Options; (iii) 9,477 out-of-the-money Warrants of Hut 8, all as adjusted by the Hut 8 Exchange Ratio.
5.	Consists of 4,974,639 unvested USBTC Options, adjusted by the USBTC Exchange Ratio.

B.	USBTC unvested options

Regarding USBTC Options that are unvested and not included as share equivalents, these USBTC Options are held by over 55 USBTC employees, officers, and directors with various vesting terms. However, a majority of such options are based on USBTC’s standard vesting schedule, which includes vesting over either a four or six year period, each with a one-year cliff, with the remaining portion vesting ratably over the remaining period, subject to continued employment or directorship, as applicable. Approximately 1.2 million of unvested USBTC Options are set to vest within the next six months pursuant to their time-based vesting schedules, which does not include the USBTC Options which are expected to accelerate and vest upon closing of the Business Combination as discussed above.

C.	Hut 8 RSUs

With respect to Hut 8’s restricted stock units, for those that are vested, or expected to be vested, by the applicable dates, as outlined in the tables responding to comment #6 in the SEC Comment Letter, dated May 19, 2023, were considered and included as share equivalents. The restricted stock units are vested on the first, second, and third anniversaries of the grant date, and 96% of the instruments are held by executive officers, with the remaining held by employees. The following table outlines the vesting schedule for outstanding RSUs as of June 30, 2023:

Period	Number of RSUs vested
July 1 to September 30, 2023	115,000 (of which, 80,000 will vest by July 11, 2023 and included in the tables above in common stock, and remaining 35,000 by September 30, 2023)
October 1 to December 31, 2023	2,410,178
January 1 to March 31, 2024	383,122
April 1 to June 30, 2024	6,666
July 1 to September 30, 2024	110,000
October 1 to December 31, 2024	1,976,802
On and after January 1, 2025	2,476,557

When Hut 8 RSUs vesting in the next six months and USBTC Options vesting in the next six months are considered (in conjunction with the application of their respective exchange ratios), USBTC continues to have a slight advantage in the percentage of common stock and share equivalents that are in-the-money and vested.

D.	Assumption of issuance of USBTC common stock

The Company respectfully acknowledges the Staff’s comment and notes that the “1,638,412” was a typographical error and the correct number of shares of USBTC common stock to be issued prior to the closing of the Business Combination is “1,441,912.” In February 2023, in connection with the Business Combination, certain USBTC stockholders forfeited to USBTC an aggregate of 1,441,912 shares of unvested USBTC restricted common stock. The unvested USBTC restricted common stock was forfeited as a result of discussions with Hut 8 to realign on conceptually agreed mechanics of the Business Combination. It is anticipated that the USBTC restricted common stock that was cancelled will be reissued to such individuals as USBTC common stock prior to the consummation of the Business Combination. The Company has provided updated tables below for June 30, and July 31, 2023 above that include the correct figure.

Securities and Exchange Commission

July 14, 2023

E.	Anticipated terms of planned board of director members

The Company respectfully advises the Staff that it expects that the directors of New Hut will serve for an indefinite term, subject to any director retirement policy which the New Hut Board may adopt or amend from time to time. The Company does not expect to enter into any service agreements with non-employee members of the New Hut Board. No anticipated member of the New Hut Board has conveyed any current intention to resign from such position following the closing of the Business Combination.

F.	Employment agreements

The Company respectfully advises the Staff that, as of the date hereof, no new employment agreements have been entered into to be effective between New Hut and individuals expected to serve as New Hut executives following the Closing. The parties continue to consider the terms of such agreements, which are expected to contain customary terms and conditions. No anticipated post-Closing New Hut executive officer has conveyed any current intention or plan to resign from New Hut following the closing of the Business Combination

Information About Hut 8

Key Operating and Financial Indicators, page 140

6.	Please respond to the following regarding Hut 8’s presentation of Adjusted EBITDA in the table:
•	Balance your tabular disclosure to include, with equal or greater prominence, the most comparable GAAP measure to Adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations (CDI) on Non-GAAP Financial Measures.
•	Tell us why it is appropriate to make adjustments for the gain on disposition of digital assets and revaluation loss (gain) of digital assets. Refer to the guidance in Item 10(e)(ii)(B) as well as CDIs 100.01 and 100.04.
•	Tell us the significant components of your adjustments in each period for one-time transaction costs.

The Company respectfully acknowledges the Staff’s comment and has revised the tabular disclosure on page 142 to address the prominence of the most comparable GAAP measure.

Hut 8 considers adjustments for the gain on disposition of digital assets and revaluation loss (gain) of digital assets to be consistent with the note to paragraph (e) in Item 10(e) of Regulation S-K, which permits a foreign private issuer to include in its filings a non-GAAP financial measure that otherwise would be prohibited by Item 10(e)(1)(ii). Hut 8 uses non-GAAP measures such as Adjusted EBITDA pursuant to National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) and the companion policy to NI 52-112 as a measure to help understand and assess the operating performance of Hut 8’s operations, and believes that the use of such measures such as Adjusted EBITDA is useful information to investors to help them assess Hut 8’s performance.

Securities and Exchange Commission

July 14, 2023

Hut 8 believes it is appropriate to make adjustments for the gain on disposition of digital assets because selling Bitcoin is not within Hut 8’s normal course business. Hut 8 generally sells Bitcoin in order to raise capital. Due to the ongoing Business Combination between Hut 8, USBTC, and New Hut, Hut 8 has been unable to access the capital markets to raise capital, and Hut 8 has had to raise capital alternatively through selling Bitcoin in 2023. Prior to the public announcement of the Business Combination, Hut 8 had not sold any Bitcoin in 2023 or 2022, and has historically only sold Bitcoin infrequently in the years prior to raise capital. Therefore, Hut 8 believes it is appropriate to make adjustments for the gain recognized on the disposition of its digital assets in order to make Adjusted EBITDA a more useful measure of understanding and assessing the operating performance of Hut 8, and that these adjustments are in compliance with the guidance under NI 52-112.

Hut 8 believes it is appropriate to make adjustments for revaluation loss (gain) of digital assets because the fair value of Hut 8’s digital assets can vary substantially quarter over quarter. This is due to the volatility in Bitcoin price rather than the operating performance of Hut 8. In order to provide a more useful measure of understanding and assessing the operating performance of Hut 8’s operations, Hut 8 believes it is appropriate to make adjustments for the revaluation loss (gain) of digital assets, and that these adjustments are in compliance with the guidance under NI 52-112.

In accordance with Hut 8’s past practice, Hut 8 will continue to evaluate the nature of its operations and applicable regulatory guidance.  To the extent there are any material changes to Hut 8’s future operations or applicable regulatory guidance which impact its non-GAAP measures, Hut 8’s management is committed to implementing any required changes to ensure prompt compliance.

One-time transaction costs in 2022 relate to the acquisition of Hut 8’s high performance computing business and the now-suspended pursuit of a potential business combination with a third-party industry participant identified as “Company B” in the Company’s Registration Statement on Form S-4. In 2023 the costs relate to the Business Combination.

Information About USBTC

Custody Policy, page 151

7.	Please revise your disclosure under the subsection headed “Custody Policy” to reconcile your statements in the:
•	First paragraph that USBTC has previously used NYDIG to safeguard its Bitcoin and no longer holds any Bitcoin with NYDIG; and
•	Seventh and eighth paragraphs that NYDIG serves as custodian for “certain of USBTC’s Bitcoin” and that “NYDIG holds USBTC’s Bitcoin in trust for USBTC’s benefit.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 154.

Securities and Exchange Commission

July 14, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of USBTC

Key Operating and Financial Indicators, page 168

8.	Your response to comment 11 told us that you made the requested revisions, however we continue to note that your presentation of Adjusted EBITDA is more prominent than your presentation of Net income (loss). That is, you present the measure of Adjusted EBITDA before you present Net income (loss) in the table. Following the table, you discuss Adjusted EBITDA prior to discussing Net income (loss). Revise so that your disclosure of Net income (loss) has equal or greater prominence than Adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 169.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Business Combination Transaction Adjustments, page 228

9.	We acknowledge your response to comment 13. We note that Example 2 beginning at ASC 805-740-55-4 deals with acquired deferred tax assets and our comment relates to acquired deferred tax liabilities. Your use of the term “the Company” in your response appears to relate to USBTC. Please tell us whether there are any acquired deferred tax assets related to Hut 8 to offset, either partially or wholly, the deferred tax liability associated with the step-up in basis of cryptocurrencies held. In your response, clarify whether any deferred tax assets at Hut 8 are of the same character and in the same jurisdictions as this deferred tax liability.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following explanation on the consideration of the deferred tax position.

To the extent there is a step-up in the accounting basis of cryptocurrencies held by Hut 8 Holdings Inc., thereby giving rise to a deferred tax liability in Hut 8 Holdings Inc., the Company expects Hut 8 Holdings Inc. to have sufficient deferred tax assets to apply against the deferred tax liability. Specifically, Hut 8 Holdings Inc. has deferred tax assets related to net operating losses (“NOLs”) available for carryforward.

Currently, it is not known whether the Business Combination will result in an acquisition of control (“AOC”) of Hut 8 Holdings Inc. for Canadian income tax purposes. Provided there is no AOC, there are not expected to be any restrictions on applying the deferred tax assets against the deferred tax liabilities. If there is an AOC, additional planning on the stub period pre-acquisition of control tax return for Hut 8 Holdings Inc. will be required to provide for the desired offset.

All of the above-mentioned deferred tax assets and liabilities reside in one legal entity in Canada, Hut 8 Holdings Inc.

Securities and Exchange Commission

July 14, 2023

Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 232

10.	We acknowledge your response to comment 12. On page 232, the classification of Hut 8’s impairment of long-lived assets in determining the operating loss is not consistent with the classification on page 225. Please revise the table in this note to remove the reclassification adjustment to be consistent with the presentation on page 225. Otherwise tell us why it is appropriate to reflect this impairment in other expenses for U.S. GAAP purposes and reference for us the authoritative literature you rely upon to support your position.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 233.

11.	We acknowledge your response to comment 17. Please respond to the following:
•	Given that the balance of your cryptocurrencies are approximately $127.3 million as of March 31, 2023, tell us why you believe that this entire amount is reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of your business or would all be needed as a margin or buffer for meeting obligations within your ordinary operating cycle. We further note that there were no sales in 2022.
•	Your response did not tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term. Also, we note from page 100, the disclosure that Hut 8 will restart its yield enhancement program in the second half of 2023 by putting 2,000 Bitcoin on loan at 3% yield to generate additional income. Please discuss the circumstances under which you would classify your cryptocurrencies as long-term and whether those on loan would qualify. Separately, tell us your anticipated accounting for your loans under the yield enhancement program and reference for us the authoritative literature you rely upon to support your position.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following explanation on the consideration of current classification on its holdings of digital assets. Hut 8’s position is that splitting digital assets between current and long-term would not appropriately reflect the liquid nature of the underlying asset. Hut 8’s digital asset holdings are almost entirely comprised of Bitcoin, which are actively traded in liquid markets in daily volumes which far exceed the quantity of Bitcoin held by Hut 8. Those Bitcoin can be converted to fiat currency in a short period of time. When considering their liquidity, Hut 8 views its Bitcoin holdings akin to cash. Companies may hold cash balances that exceed those consumed in the normal operating cycle of their business, but would not distinguish between current and long-term. Hut 8 believes that classifying these assets as current provides a more accurate representation of financial position and risk management strategy, given the unique characteristics of digital assets and applicable industry dynamics.

Securities and Exchange Commission

July 14, 2023

Further considerations supporting this classification include:

1. Liquidity and Market Conditions: Cryptocurrencies are highly liquid assets due to their nature and the presence of active markets. They can be readily sold and converted into cash or other cryptocurrencies within a matter of minutes or hours. Hut 8’s ability to liquidate these assets rapidly in response to market conditions provides Hut 8 with financial flexibility. The current asset classification reflects this ability, even though Hut 8 might not have the immediate intention to liquidate.

2. Risk Management: The volatile nature of cryptocurrencies presents a significant market risk. While Hut 8’s "hold" strategy reflects long-term holding intent, it does not preclude Hut 8’s need to manage the risk associated with market volatility. In response to extreme market conditions, Hut 8 may need to liquidate these digital assets quickly to prevent significant losses. The classification of these digital assets as current assets reflects this potential need and underscores Hut 8’s commitment to sound risk management.

3. Industry Practices: In the cryptocurrency mining industry, it is not uncommon for entities to classify digital assets as current assets. The high volatility, operational needs, and regulatory environment specific to the industry could necessitate a more flexible approach to managing these assets. Classifying digital assets as current assets aligns with these industry-specific factors and enhances the comparability of Hut 8’s financial statements with other entities in the industry.

Hut 8 will ensure its financial statement disclosures provide a clear explanation of the rationale behind its decision to classify these assets as current. Hut 8 may in the future confront circumstances that would cause it to evaluate whether some portion of its digital asset holdings should be classified as long-term. While Hut 8 does not currently believe it is in such circumstances, factors that could potentially cause Hut 8 to re-evaluate include where certain of its digital assets are subject to lending arrangements that make the classification as current inappropriate.

As financial reporting for digital assets is relatively new and evolving, Hut 8 is committed to staying abreast of any changes or new guidance in this area. Hut 8 will continuously review its accounting policies and practices to ensure they are accurate and compliant with the applicable financial reporting standards.

The Company respectfully advises the Staff that Hut 8 currently has no yield enhancement programs in place. Any future yield enhancement programs and the accounting for those arrangements would be subject to the completion of definitive agreements. Depending on the terms of the lending arrangements, the Company would evaluate the current or long term classification of either the retained crypto asset or, if appropriate, crypto asset loan receivable. The Company is aware of the guidance released in February 2023 in the AICPA’s Practice Aid, “Accounting for and auditing of digital assets” and will refer to that guidance in evaluating the accounting for any future yield enhancement program. If, as the Company evaluates any future yield enhancement program, it finds that the arrangements contain features that are unique or raise questions as to the application of that guidance, the Company would look to engage with the SEC Staff on a pre-clearance basis.

Securities and Exchange Commission

July 14, 2023

12.	We acknowledge your response to comment 18. Please respond to the following:
•	Tell us how the use of Coinmarketcap complies with IFRS, noting that Coinmarketcap is not itself a market where bitcoin and other cryptocurrencies are traded. To the extent you agree that Coinmarketcap is not Hut 8’s principal market, identify that market for us, explain why and demonstrate to us whether the differences in valuation are material. Reference for us the authoritative literature you rely upon to support your accounting.
•	In the conversion of the historical IFRS financial statements of Hut 8 into historical U.S. GAAP based financial statements, tell us the nature of the fair value determinations that used Coinbase as the principal market, as opposed to Coinmarketcap. That is, tell us whether the change includes the determination of fair value for all purposes related to the cryptocurrencies, such as revenue recognition, or only for some purposes, such as impairment testing and related expense recognition. Refer to ASC 820-10-35, including paragraphs 35-5 to 35-6C.
•	If the change was not applied to all fair value determinations, tell us why not and your consideration of why a presentation using different principal markets is consistent with U.S. GAAP.
•	Tell us why, with reference to IFRS 13 and ASC 820, the principal market determination for your historical IFRS financial statements would not be the same as that for your historical U.S. GAAP financial statements. Refer us to the differences you noted in your application of IFRS 13 vs. ASC 820.
•	Further, tell us why an adjustment to align accounting policies is appropriate in Hut 8’s historical financial statements. In this regard, provide us your analysis explaining whether a consolidated group must have a single principal market or whether different entities within that consolidated group can have different principal markets. Reference for us the authoritative literature you rely upon to support your position.
•	As it appears from Note 3(iv)(a) on page 13 of the Hut 8 Mining Corp. financial statements filed as Exhibit 99.2 of its 2022 Form 40-F, that bitcoin mined is recorded at the fair value at the time of receipt (i.e., the closing price), tell us why there is no apparent U.S. GAAP adjustment to record bitcoin mined at fair value at contract inception.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following explanation.

The Company acknowledges that Coinmarketcap may not be itself a market where Bitcoin and other cryptocurrencies are traded. Hut 8 has previously performed a sensitivity analysis against Coinbase, a prominent market which has significant enough trading volume to qualify as a principal market, and this analysis resulted in immaterial difference in revenue recognition.

Securities and Exchange Commission

July 14, 2023

Specifically, Coinbase was chosen as the comparable due to it being the principal market of Hut 8 under IFRS 13 and ASC 820. Both IFRS 13 and ASC 820 defines the principal market to be “the market with the greatest volume and level of activity for the asset or liability”. Hut 8 has performed research on this area and noted that Binance and Coinbase are two of the largest Bitcoin market exchanges. While Binance was larger than Coinbase in terms of trading volume, Hut 8 has decided that Coinbase would be the principal market as opposed to Binance considering that Hut 8 cannot access Binance as a market due to the legal dispute with the Ontario Securities Commission which impacts Hut 8 as it operates in Ontario. ASC 820-10-35-6A provides that the reporting entity must have access to the principal market at the measurement date, which suggests that if such access is not ascertained, that market should not be made reference to. The same principle is also observed in paragraph 19 of IFRS 13.

For the purposes of the pro forma and conversion of historical IFRS financial statements into U.S. GAAP financial statements, the Company has made the changes by aligning the policy of the acquirer to use Coinbase as the principal market for determination of fair value including revenue recognition and impairment testing. Such a position is also warranted under U.S. GAAP as Hut 8’s principal market would also be Coinbase (as noted above). However, in the case of revenue recognition, no U.S. GAAP adjustment was ultimately recorded as the differences between the revenue recognized using Coinbase versus Coinmarketcap was immaterial (for the 12 months ended June 30, 2022, the impact was 0.09% or $144,000; for the 9 months ended March 31, 2023, the impact was 0.07% or $33,000). In the case of impairment testing, the U.S. GAAP adjustment was recorded within the Company’s pro-forma financial statements in the Amendment.

Finally, the Company acknowledges that there is GAAP difference between IFRS and U.S. GAAP with regards to the determination of fair value under the respective revenue recognition standards. U.S. GAAP is more prescriptive in that transaction price of a revenue contract should be determined with reference to fair value of non-cash considerations at contract inception, which differs from Hut 8’s current practice of measuring it at the time of receipt. Hut 8 has performed a sensitivity analysis to calculate the values using opening price for the purposes of the U.S. GAAP adjustment and determined that the difference in revenue recognition to be immaterial (for the 12 months ended June 30, 2022, the impact was 0.09% or $142,000; for the 9 months ended March 31, 2023, the impact was 0.12% or $52,000), and hence adjustment is not considered necessary.

13.	We are still considering your response to prior comment 19 and may have further comments. In the interim, please address the following:
•	On page 31 of your April 17, 2023 response to comment 56 of our letter dated March 23, 2023 you indicate that contract inception would be each day when you decide to provide hash rate power to mining pools. Tell us more as to why you have daily contracts. In your response specifically tell us your consideration of Example 2 of Question 7 of the FASB Revenue Recognition Implementation Q&As given that you indicate on page 26 of your April 17, 2023 response that you can cancel the contract at any time without penalty. Tell us whether your pool operators can cancel the contract without penalty and, if so, why this Example 2, when coupled with the guidance in Example 1 of the same Question is not indicative of contracts shorter than one day given that there does not appear to be a stated term. If so, tell us what shorter period of time would represent contract duration.

Securities and Exchange Commission

July 14, 2023

•	In determining your payment due under the FPPS or PPS+ payment methods indicated on page 30 of your April 17, 2023 response and, in terms of the related “shares” underlying these methods, tell us whether it is possible to provide computing power that does not result in valid shares. If so, tell us how.
•	Tell us whether you consider contract inception separately for each miner and explain your response.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will respond in a subsequent submission.

Incorporation of Certain Information by Reference, page 242

14.	The link underlying the reference to Hut 8’s annual report on Form 40-F for the fiscal year ended December 31, 2022, filed by Hut 8 on March 9, 2023, goes to Hut 8’s annual report on Form 40-F for the fiscal year ended December 31, 2021. In your next amendment, please correct this link.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 242 to correct the link.

USBTC Financial Statements

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition

Cryptocurrency Mining, page F-18

15.	We acknowledge your response to comments 18 and 23 wherein you told us that USBTC’s principal market is Coinbase. Given your response that USBTC sold all of its BTC through Genesis in the year ended June 30, 2022, please tell us how you determined that Coinbase, and not Genesis, was the principal market for this period. Refer to ASC 820-10-35-5 to 35-6.

The Company respectfully acknowledges the Staff’s comment and notes that ASC 820-10-35-5 states that a fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

a)	in the principal market for the asset or liability; or
b)	in the absence of a principal market, in the most advantageous market for the asset or liability.

Additionally, ASC 820-10-35-6 states that if there is a principal market for the asset or liability, the fair value measurement shall represent the price in that market, even if the price in a different market is potentially more advantageous at the measurement date.

Securities and Exchange Commission

July 14, 2023

In consideration of the above ASC guidance, USBTC determined that Coinbase was the principal market for Bitcoin for the applicable period, as it was the more liquid market with a higher trading volume compared to Genesis. As shown in the table below, the volume of Bitcoin traded through Coinbase was approximately seven times larger than Genesis for the same period.

Market	Bitcoin trading volume for the year ended June 30, 2022
Coinbase	Approximately $301 billion USD / 7 million BTC
Genesis	Approximately $45 billion USD / 1 million BTC

Although USBTC used Genesis to execute Bitcoin transactions for the fiscal year ended June 30, 2022, this was due to Genesis being more advantageous for USBTC as it could execute larger trades for lower commissions with Genesis than Coinbase.

Additionally, ASC 820-10-35-6A states that the reporting entity must have access to the principal (or most advantageous) market at the measurement date. USBTC had an account with trading access with Coinbase throughout the period, and the majority of USBTC’s Bitcoin was custodied with Coinbase.

Based on the foregoing analysis, USBTC believes it properly determined that Coinbase was the principal market for the year ended June 30, 2022.

16.	We are still considering your response to prior comment 23 and may have further comments. In the interim, please respond to the following:
•	You disclose in this policy note that contracts begin when you provide computing power to the pool operator and have a duration of either an hour or a day. Tell us more as to why you have hourly or daily contracts. In your response specifically address the following:
•	Tell us your consideration of Example 2 of Question 7 of the FASB Revenue Recognition Implementation Q&As given that you indicate that your contracts are terminable, without conditions or penalties, at any time by either party. Tell us why this Example 2, when coupled with the guidance in Example 1 of the same Question is not indicative of contracts shorter than one hour or one day given that there does not appear to be a stated term. If so, tell us what shorter period of time would represent contract duration.
•	Tell us in more detail about your determination of the timing of contract inception for any agreements with hourly payouts. Clarify for us whether hourly contracts are settled hourly and, regardless, whether you measure the fair value of bitcoin consideration at the beginning of each hourly period.
•	Tell us whether you consider contract inception separately for each miner and explain your response.
•	As previously requested, tell us how you perform the process to determine fair value at contract inception.

Securities and Exchange Commission

July 14, 2023

•	In determining your payment due under the FPPS or PPS+ payment methods as disclosed in this policy note and, in terms of the related “shares” underlying these methods, tell us whether it is possible to provide computing power that does not result in valid shares. If so, tell us how.
•	Tell us further about the requirement to offer discounts to your customers to incentivize them to use ViaBTC product offerings in your executed strategic cooperation agreement with ViaBTC as provided in Exhibit A to your April 17, 2023 response and explain the impact this agreement has on your revenue recognition and transaction price.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will respond in a subsequent submission.

Note 13. Stockholders’ Equity

Time-based restricted stock awards, page F-28

17.	At the bottom of page F-28 you disclose the issuance of time-based restricted stock awards on January 5, 2023 with an estimated fair value of $0.026 per share. At the top of page F-29 you indicate that the fair value of common stock on December 31, 2022 was $0.26 per share. Further on the top of page F-31 you indicate that in January 2023 you repriced all outstanding stock options to $0.26 per share. Please tell us whether the $0.026 price on page F-28 is a typographical error and, in any regard, tell us why these awards were subsequently cancelled in February 2023.

The Company respectfully acknowledges the Staff’s comment and confirms that “$0.026” was a typographical error and should be $0.26. The Company has corrected this typographical error on page F-28.

The Company respectfully acknowledges the Staff’s comment and notes that the USBTC restricted common stock awards were forfeited due to discussions with Hut 8 to realign on conceptually-agreed mechanics of the Business Combination that, after signing of the Business Combination Agreement, the parties discovered were inadvertently not accurately reflected in the Business Combination Agreement and the Business Combination Agreement did not have the proper mechanics with respect to USBTC restricted common stock. It is anticipated that the USBTC restricted common stock that was forfeited will be reissued to such individuals as USBTC common stock prior to the consummation of the Business Combination.

Securities and Exchange Commission

July 14, 2023

Stock options, page F-30

18.	You disclose on page F-31 that you repriced all outstanding stock options to $0.26 per share in January 2023. It is also apparent by comparing the change in the stock option table on page F-31 with the one provided in your previous amendment that you granted 3,676,507 stock options during the quarter ended March 31, 2023 at an exercise price of $0.26 per share. It is also apparent that the fair value of your common stock is $6.41 per share based on the stock price of Hut 8 Mining Corp. on June 9, 2023 in your pro forma financial statements after applying the inherent transaction exchange ratios. This $6.41 per share value would imply a $21.52 per share value for your preferred stock if common stock is $0.26 per share. In order for us to fully understand the equity valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since April 1, 2022 through the date of your response. Please provide the following information separately for each equity issuance:

•	The date of the transaction;
•	The number of shares/options issued/granted;
•	The exercise price or per share amount paid;
•	Your fair value per share estimate and how the estimate was made;
•	An explanation of how the fair value of convertible preferred stock and common stock relate, given the one-for-one conversion ratios;
•	The identity of the recipient, indicating if the recipient was a related party;
•	The nature and terms of any concurrent transactions; and
•	The amount of any compensation element.

Progressively bridge your fair value determinations to the current value inherent in your proposed transaction. Reconcile and explain (quantifying where possible) the events and circumstances that caused changes in your fair value estimates to the current implied value of common stock based on your proposed transaction.

The Company respectfully acknowledges the Staff’s comment and has provided a table below detailing USBTC’s equity issuances from April 1, 2022 through today:

Equity Compensation
Date	Number of Shares Underlying Options	Original Exercise Price per Share	Estimated Fair Value per Share	Determination of Fair Value per Share	Identity of Recipients	Related Party Component	Concurrent Transactions
August 9, 2022	267,000	$1.68	$0.01	Independent Valuation	USBTC Employees	None	None
August 15, 2022	122,000	$2.27	$0.01	Independent Valuation	USBTC Director	122,000 shares underlying options to Director	None
August 29, 2022	323,750	$1.68	$0.01	Independent Valuation	USBTC Employees	None	None
September 2, 2022	11,250	$1.68	$0.01	Independent Valuation	USBTC Employees	None	None
January 5, 2023	3,676,507	$0.26	$0.26	Independent Valuation	USBTC Employees, Officers and Directors	1,928,912 shares underlying options to Officers and Directors	None
Series B-1 Preferred Stock Issuance

Securities and Exchange Commission

July 14, 2023

Date	Number of Shares(1)	Purchase Price per Share(2)	Estimated Fair Value per Share	Determination of Fair Value per Share	Identity of Recipients	Related Party	Concurrent Transactions
April 20, 2022	22,500	$3,966.14	N/A	N/A	Private investors in a private offering	None	None

Notes:

1.	Prior to 250-to-1 stock split.
2.	Prior to 250-to-1 stock split.

The 3,676,507 USBTC stock options issued during the quarter ended March 31, 2023 were issued early in the quarter, on January 5, 2023. USBTC obtained an independent third-party party valuation dated December 31, 2022 (the “12/31/22 Valuation”). As of that date, USBTC’s financial position and prospects were significantly different than today. As of the 12/31/22 Valuation, USBTC had significant indebtedness with two of its lenders that required restructuring. While there had been discussions with both lenders around the time of the 12/31/22 Valuation regarding restructuring options, there was still significant uncertainty around a constructive path forward or resolution. Further, although a non-binding letter of intent was in place with Hut 8 related to the Business Combination, USBTC understood that a restructuring of its indebtedness and balance sheet would be necessary to enter into a formal agreement regarding the Business Combination and to consummate the Business Combination. The 12/31/22 Valuation was performed in consideration of three potential scenarios: (i) Dissolution; (ii) Debt Restructure and Standalone Operations; and (iii) Debt Restructure and the Merger. The implied valuations derived from each of these scenarios were then weighted for the estimated probability of occurrence and resulted in the determination of the fair value of $0.26 per share.

Subsequent to the 12/31/22 Valuation and January 5, 2023 option grants, USBTC has significantly improved its financial position and prospects, including the following: (i) throughout January 2023, USBTC worked diligently to restructure and extinguish certain of its indebtedness, significantly improving its balance sheet as of February 3, 2023; (ii) USBTC entered into the Business Combination Agreement with Hut 8 on February 6, 2023; (iii) USBTC has continued to expand its property management business and put additional mining machines online; and (iv) USBTC won the right to enter into operating and servicing agreements with the restructured Celsius entity and invested in Fahrenheit LLC, which was awarded the right to manage and operate the Celsius assets with proposed management rights in the potential Celsius transaction. In addition, subsequent to the 12/31/22 Valuation and January 5, 2023 option grants, USBTC and other participants in the digital asset industry have experienced improved market conditions. While Hut 8’s market value has increased since the parties entered into the Business Combination Agreement in February 2023, the valuation with respect to the options granted in January 2023 were based on the valuation of USBTC at that time based on the factors known to USBTC at such time.

Securities and Exchange Commission

July 14, 2023

Furthermore, the Company understands that the Staff has derived a $21.52 per share price for USBTC preferred stock as of June 9, 2023 by applying the 12/31/22 Valuation price of $0.26 to USBTC’s common stock outstanding as of June 9, 2023, which, when using the market price of Hut 8’s common stock as of June 9, 2023 to derive USBTC’s total valuation as of June 9, 2023, implies a valuation of $21.52 per share of USBTC preferred stock.

The Company respectfully submits to the Staff that it does not believe the foregoing to be an accurate method for deriving the valuation of USBTC as of June 9, 2023. As indicated above, the price of $0.26 per share of USBTC common stock was based on factors underlying, and as of, the 12/31/22 Valuation, and subsequent to the 12/31/22 Valuation and the January 5, 2023 option grants, USBTC has significantly improved its financial position and prospects, and USBTC and other participants in the digital asset industry have experienced improved market conditions. Further, the Business Combination Agreement provides that USBTC preferred stock and USBTC common stock are treated identically as it relates to the applicable exchange ratio. As a result, to the extent the market price of Hut 8’s common stock is an indication of USBTC’s current valuation, such valuation would take into consideration that USBTC’s common stock and preferred stock are treated on a 1 to 1 basis, and such market per share price would be representative of USBTC’s aggregate outstanding capital stock on an as-converted basis. In addition, the stock price of Hut 8 may vary significantly with market conditions and other factors both related and unrelated to USBTC and the Business Combination and is therefore an imperfect proxy for the valuation of USBTC at any given point in time. In light of the foregoing, the Company respectfully submits to the Staff that it is not accurate to apply $0.26 per share as the price of USBTC’s common stock as of June 9, 2023, or to infer that USBTC’s preferred stock has an implied $21.52 per share valuation as of June 9, 2023.

Note 17. Subsequent Events

Investment in Fahrenheit LLC and Celsius Bankruptcy Bid, page F-32

19.	Please respond to the following:
•	Tell us the names and relationships of the parties that formed / own the joint venture and the respective ownership percentages.
•	Tell us how you plan to account for the transactions and why, citing the accounting literature relied upon and how you applied it.
•	Tell us whether the transaction is the acquisition of a significant business under Article 11 of Regulation S-X and explain why or why not.

The Company respectfully acknowledges the Staff’s comment and submits that the following are the members of Fahrenheit, LLC (“Fahrenheit”): US Data Ventures LLC; Arrington Capital; Proof Group Capital Management LLC; Sonic Boom Capital, LLC; and Ravi Kaza Revocable Trust. US Data Ventures LLC, a wholly-owned subsidiary of USBTC, owns a 31.88% interest in Fahrenheit. The other members of Fahrenheit own the remaining 68.12% in the aggregate, and no other member individually owns greater than a 50% interest. USBTC does not have any direct or indirect ownership interests in any other members of Fahrenheit, nor are any other members of Fahrenheit related parties of USBTC.

Securities and Exchange Commission

July 14, 2023

ASC 810-10-20 defines a legal entity as “Any legal structure used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts.” Fahrenheit is a Delaware limited liability company and is therefore considered a legal entity and subject to ASC 810.

USBTC determined that it does not meet any of the scope exceptions in ASC 810-10-15-12 to the consolidation guidance, nor the specific Variable Interest Model scope exceptions described in ASC 810-10-15-17.

ASC 810-10-15-14 states that a legal entity is a Variable Interest Entity (“VIE”) if any of the following conditions exist:

a. The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

b. As a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

i. The power, through voting or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

ii. The obligation to absorb expected losses

iii. The right to receive expected residual returns

c. The equity investors’ voting rights are not proportional to the economics and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

In consideration of ASC 810-10-15-14(a), USBTC notes that the total equity investment at risk committed by all of the members is sufficient to permit Fahrenheit to finance its activities without additional subordinated financial support.

In consideration of ASC 810-10-15-14(b) and 14(c), USBTC notes that all membership interests in Fahrenheit have proportional voting interests, and participate in both the profits and losses of Fahrenheit.

Based on the above analysis, USBTC determined that Fahrenheit is not a VIE, and that USBTC should apply the Voting Model per ASC 810-10-15-3(b).

ASC 810-10-15-8 states “for legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.”

As indicated above, USBTC owns a 31.88% interest in Fahrenheit. Additionally each of the five members of Fahrenheit have one seat on its Board of Directors (the “Fahrenheit Board”). As a result, USBTC does not have a majority voting interest through its membership interest or through seats on the Fahrenheit Board, and all operating decisions require at least a majority approval. Therefore, USBTC determined that it does not have the power to control Fahrenheit, and should not consolidate Fahrenheit in accordance with ASC 820-10-15-10.

Securities and Exchange Commission

July 14, 2023

As USBTC determined it will not consolidate Fahrenheit, USBTC assessed the guidance in 323-10-15-8, which states that “an investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee.” USBTC also considered ASC 323-10-15-10, which lists indicators that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the operating and financial policies of an investee, and noted that none were met. Accordingly, USBTC concluded that it had significant influence over Fahrenheit, and the equity method of accounting should be applied. USBTC will measure its investment in Fahrenheit in accordance with ASC 323-10-30-2.

Further, in response to the Staff's comment, the Company respectfully advises that USBTC considered Rule 3-05, Rule 3-09 and Article 11 of Regulation S-X at the time of investment in the Fahrenheit joint venture to determine the required reporting requirements based on the applicable significance tests as set forth under Rule 1-02(w).

Fahrenheit did not have any assets, revenues or net income (loss) at the time of the investment by USBTC. Accordingly, the Asset Test and Income Test each result in 0%. For the Investment Test, the numerator represents USBTC’s investments in and advances to Fahrenheit of $3.3 million. The denominator is USBTC’s consolidated total assets as of the end of the most recently completed fiscal year of $245 million, for a result under the Investment Test of approximately 1.3%. Further, the ultimate consummation of the Celsius restructuring transaction remains subject to approval of the bankruptcy court. There can be no assurance that such approval will be obtained and USBTC may never realize any benefits from the Fahrenheit joint venture.

Accordingly, USBTC concluded that the investment in Fahrenheit did not necessitate filing separate financial statements of Fahrenheit or pro forma financial statements.

Financial Statements of TZRC LLC

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition

Cryptocurrency Mining, page F-76

20.	We acknowledge your response to comment 29. Tell us how you determine when inception occurs for purposes of measuring the fair value under ASC 606-10-32-21.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will respond in a subsequent submission.

* * * * *

Securities and Exchange Commission

July 14, 2023

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.
Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.
June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP
Daniella G. Silberstein, Greenberg Traurig, P.A.
Raffael M. Fiumara, Greenberg Traurig, P.A.